UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

PROUROCARE MEDICAL INC.
(Name Of Subject Company (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

74373C 123
(CUSIP Number of Common Stock Underlying Warrants)

Mr. Richard C. Carlson
ProUroCare Medical Inc.
6440 Flying Cloud Drive, Suite 101
Eden Prairie, MN 55344
(952) 476-9093
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
With copies to:

Timothy S. Hearn, Esq.
Jonathan A. Van Horn, Esq.
Dorsey & Whitney LLP
50 South 6th Street, Suite 1500
Minneapolis, Minnesota 55402-1498
Telephone: (612) 340-2600
Facsimile:  (612) 340-2868

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,060,472	$360.81
_________________

(1)
Estimated for purposes of calculating the amount of the filing fee only.  ProUroCare Medical Inc. (the “Company”) is offering, until August 2, 2010 (unless the offer is extended), to (i) all holders of the Company’s 1,752,760 publicly traded warrants to purchase common stock which were issued on January 12, 2009 in connection with our 2009 public offering of units (the “Public Warrants”); (ii) all holders of the Company’s 2,752,947 unregistered warrants to purchase common stock which were issued on January 12, 2009 (the “Private Warrants”); and (iii) 1,244,829 warrants that were issued to participating holders of Public Warrants and Private Warrants, pursuant to a 2009 exchange offer whereby such holders had the opportunity to receive, upon the exercise of such warrants, new three-year warrants, to temporarily modify the terms of such warrants so that each warrant holder who tenders warrants during the offering period for early exercise in accordance with the terms of the offer will receive, in addition to the shares of common stock purchased upon such exercise, new three-year warrants to purchase the same number of shares of the Company’s common stock at an exercise price of $1.30 per share.  The transaction valuation is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as the product of 5,750,536 and $0.88.  The transaction valuation assumes the tender of 5,750,536 warrants by the Company’s warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of the Company’s warrants reported on the Pink Sheets as of June 29, 2010, which was $0.88.

(2)
The amount of filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, The filing fee equals $71.30 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $5,060,472 multiplied by 0.00007130.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $533.02.	Filing Party: ProUroCare Medical Inc..
Form or Registration No.: Registration Statement on Form S-4.	Date Filed: July 2, 2010.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by ProUroCare Medical Inc. (the “Company”), a Nevada corporation.  This Schedule TO relates to an offer by the Company until August 2, 2010 (unless the offer is extended). The Offer (as defined below) is being made to (i) all holders of our 1,752,760 publicly traded warrants to purchase common stock issued in connection with our 2009 public offering of units, referred to as the “Public Warrants”; (ii) all holders of our 2,752,947 unregistered warrants to purchase common stock that were issued on January 12, 2009 pursuant to the automatic conversions of convertible debt, referred to as the “Private Warrants”; and (iii) all holders of our warrants that were issued to participating holders of Public Warrants and Private Warrants, pursuant to a 2009 exchange offer whereby such holders had the opportunity to receive, upon the exercise of such warrants, new three-year warrants, referred to as the “2009 Replacement Warrants.”  The Public Warrants,  Private Warrants and 2009 Replacement Warrants will be referred to collectively as the “Warrants.”

The Offer is to temporarily modify the terms of such Warrants so that each holder who tenders Warrants during the offering period for early exercise will receive, in addition to the shares of common stock purchased upon exercise, new three-year warrants to purchase an equal number of shares of the Company’s common stock at an exercise price of $1.30 per share (the “2010 Replacement Warrants”), upon the terms and conditions set forth in the (x) offer letter/prospectus, dated July 2, 2010 (the “Offer Letter/Prospectus”), which is set forth as Exhibit (a)(1) hereto and the (y) the related Letter of Transmittal, which is set forth as Exhibit (a)(2) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is not made to those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful.

On July 2, 2010, the Company filed a registration statement on Form S-4, of which the Offer Letter/Prospectus forms a part.

All information contained in the Offer Letter/Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO as more precisely set forth below.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offer Letter/Prospectus under the section entitled “Prospectus Summary—Summary of the Offer” is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)  Name and Address.  The name of the issuer is ProUroCare Medical Inc., a Nevada corporation.  The Company’s principal executive office is located at 6440 Flying Cloud Dr., Suite 101, Eden Prairie, MN 55344, and its telephone number is (952) 476-9093.  The information set forth in the Offer Letter/Prospectus under the section entitled “Prospectus Summary—Summary of the Offer—Corporate Contact Information” is incorporated herein by reference.

(b)  Securities.  As of June 28, 2010, the Company had 1,752,760 Public Warrants outstanding, 2,752,947 Private Warrants outstanding and 1,244,829 2009 Replacement Warrants outstanding, which Warrants are subject to the Offer.  The Public Warrants are exercisable for an aggregate of 1,752,760 shares of the Company’s common stock, the Private Warrants  are exercisable for an aggregate of 2,752,947 shares of the Company’s common stock and the 2009 Replacement Warrants are exercisable for an aggregate of 1,244,829 shares of the Company’s common stock.

(c)  Trading and Market Price.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Price Range of Common Stock” regarding the trading market and price of the Warrants and the Company’s common stock is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address.  The filing person is the subject company, ProUroCare Medical Inc.  The information set forth under Item 2(a) above is incorporated herein by reference.

The following persons are directors, executive officers and/or affiliates of the Company, and the address for each person is c/o ProUroCare Medical Inc., 6440 Flying Cloud Dr., Suite 101, Eden Prairie, MN 55344:

Name	Position with the Company
Richard C. Carlson	Chief Executive Officer
Richard B. Thon	Chief Financial Officer
David F. Koenig	Director
Robert J. Rudelius	Director
Scott E. Smith	Director
James L. Davis	Director
Michael Chambers	Director

ITEM 4.  TERMS OF THE TRANSACTION.

(a)  Material Terms.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer” is incorporated herein by reference.  There will be no material differences in the rights of security holders as a result of the Offer.

(b)  Purchases.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.  Refer to Item 8(a) for additional information.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Transactions and Agreements Concerning Our Securities” and “Certain Relationships and Related Transactions,” and in Item 12(d) below is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)  Purposes.  The information about the purpose of the Offer set forth in the Offer Letter/Prospectus under the sections entitled “The Offer—Background and Purpose of the Offer” and “—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b)  Use of Securities Acquired.  The securities acquired will be retired.

(c)  Plans.  No plans or proposals described in this Schedule TO or in any materials sent to the Warrant holders in connection with this Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)—(10), except as described herein.

The exercise of the Warrants resulting from the modifications of the Warrant exercise terms pursuant to the Offer would trigger the acquisition by such exercising Warrant holders of additional shares of the Company’s common stock.

From time-to-time, as part of its normal corporate governance process, the Company evaluates the size and composition of its Board of Directors relative to its business operations.  Based on such a review, the Company has recently begun discussions with board candidates, with a view toward adding one to three new directors to its Board; however, this determination was in no way related to or based on its decision to proceed with the Offer.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds.  The Company will receive cash from Warrant holders who elect to participate in the Offer.  The information set forth in the Offer Letter/Prospectus under the sections entitled “The Offer—Source and Amount of Funds” and “—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b)  Conditions.  Not applicable.

(d)  Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  Securities Ownership.  The Company does not beneficially own any of the Warrants.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer——Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b)  Securities Transactions.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer——Certain Relationships and Related Transactions” is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations.

The Company has retained Interwest Transfer Company Inc. (“Interwest”) to act as the depositary for the Offer.  Interwest will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Additionally, the Company’s officers may contact Warrant holders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the Offer to beneficial owners.  The Company’s officers will not receive any additional compensation for performing this function.

ITEM 10.  FINANCIAL STATEMENTS.

(a)  Financial Information.  Incorporated by reference are the Company’s financial statements for the fiscal years ended December 31, 2009 and 2008 that were furnished in its Annual Report on Form 10-K and filed with the SEC on March 31, 2010, and its financial statements for the three months ended March 31, 2010 that were furnished in its Quarterly Report on Form 10-Q and filed with the SEC on May 14, 2010.  The full text of all such filings with the SEC referenced above, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to this Offer can be accessed electronically on the SEC’s website at www.sec.gov.

(b)  Pro Forma Information.    The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Financial Information Regarding the Company” is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  Except as described in Item 5, there are no present or proposed contracts, arrangements, understandings or relationships between the Company or any of its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.  There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer.  There are no antitrust laws applicable to the Offer.  The margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and the related regulations thereunder are inapplicable.  There are no pending legal proceedings relating to the Offer.

(b)  Other Material Information.  None.

ITEM 12.  EXHIBITS

Exhibit No.	Description

(a)(l)(i)	Offer Letter/Prospectus, dated July 2, 2010 (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on July 2, 2010).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on July 2, 2010).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4 filed on July 2, 2010).

(a)(1)(iv)	Form of letter to Warrant holders (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-4 filed on July 2, 2010).

(a)(1)(v)
Press Release dated July 2, 2010, incorporated by reference to Exhibit 99.5 of the Company’s Registration Statement on Form S-4 filed on July 2, 2010, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.

(a)(2)	None.

(a)(3)	None.

(a)(4)(A)	Exhibit (a)(1)(i) is incorporated by reference.

(a)(4)(B)	Exhibit (a)(1)(v) is incorporated by reference.

(b)	Not applicable.

(d)(i)
Form of Warrant Agreement between ProUroCare Medical Inc. and Interwest Transfer Company, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to Registration Statement on Form S-1 filed December 18, 2008).

(d)(ii)	Specimen Public Warrant (incorporated by reference to Exhibit 4.28 to Amendment No. 3 to Registration Statement on Form S-1 filed December 18, 2008).

(d)(iii)
Form of First Amendment to Warrant Agreement between ProUroCare Medical Inc. and Interwest Transfer Company, Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009).

(d)(iv)
Form of Second Amendment to Warrant Agreement between ProUroCare Medical Inc. and Interwest Transfer Company, Inc. (incorporated by reference to Exhibit 4.24 of the Company’s Registration Statement on Form S-4 filed on July 2, 2010).

(d)(v)	Specimen 2009 Replacement Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009).

(d)(vi)	Specimen 2010 Replacement Warrant (incorporated by reference to Exhibit 4.25 of the Company’s Registration Statement on Form S-4 filed on July 2, 2010).

(d)(vii)	Form of Warrant issued pursuant to the Company’s 2007 Private Placement dated December 27, 2007 (incorporated by reference to Exhibit 4.16 to Annual Report on Form 10-KSB filed March 31, 2008).

(d)(viii)	Warrant issued to James Davis dated December 27, 2007 (incorporated by reference to Exhibit 4.17 to Annual Report on Form 10-KSB filed March 31, 2008).

Exhibit No.	Description
(d)(ix)
Form of Warrants issued to William Reiling, James Davis, and the Phillips W. Smith Family Trust dated April 3, 2008 (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed May 8, 2008).

(d)(x)
Form of Origination Warrant issued pursuant to the Company’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.22 to Registration Statement on Form S-1 filed September 19, 2008).

(d)(xi)
Form of Put Warrant issued pursuant to the Company’s exercise of its put right pursuant to the Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.23 to Registration Statement on Form S-1 filed September 19, 2008).

(d)(xii)	Warrant issued to James Davis dated September 25, 2008 (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed October 23, 2008).

(d)(xiii)
Form of Warrant issued to James Davis, Bruce Culver, William S. Reiling, and the Smith Family Trust, dated October 31, 2008 (incorporated by reference to Exhibit 4.25 to Amendment No. 1 to Registration Statement on Form S-1 filed November 10, 2008).

(d)(xiv)
Form of warrant to be issued as interest under form of unsecured promissory note issued pursuant to June 11, 2010 $885,000 private placement (incorporated by reference to Exhibit 4.1 to Amended Current Report on Form 8-K/A filed June 25, 2010).

(d)(xv)
Form of Unit Put Origination Warrant issued pursuant to Unit Put Agreement dated September 16, 2008 (incorporated by reference from Exhibit 4.23 to Registration Statement on Form S-1 filed September 19, 2008).

(d)(xvi)	Form of Unit Put Warrant to be issued to Unit Put Agreement dated September 16, 2008 (incorporated by reference from Exhibit 4.22 to Registration Statement on Form S-1 filed September 19, 2008).

(d)(xvii)	Promissory Note dated September 21, 2009 issued in favor of James L. Davis (incorporated by reference to Exhibit 10.44 to Amendment No. 1 on Form S-4 to Form S-3 filed on October 16, 2009).

(d)(xviii)	Form of unsecured promissory note issued pursuant to June 11, 2010 $885,000 private placement (incorporated by reference to Exhibit 10.1 to Amended Current Report on Form 8-K/A filed June 25, 2010).

(d)(xix)
Loan Guarantor Compensation Letter Agreement between ProUroCare Medical Inc. and James L. Davis dated June 28, 2010 (incorporated by reference to Exhibit 10.37 to Registration Statement on Form S-4 filed July 2, 2010).

(g)	None.

(h)	Tax opinion of Dorsey & Whitney LLP (incorporated by reference to Exhibit 8.1 of the Company’s Registration Statement on Form S-4 filed on July 2, 2010).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROUROCARE MEDICAL INC.

By	/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer

Dated:  July 2, 2010